Exhibit 99.1 Press release

Quarterhill to Present at 21st Annual Needham Growth Conference

OTTAWA, Canada – January 10, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), today announced that Doug Parker, President and Chief Executive Officer, and Shaun McEwan, Chief Financial Officer, will present at the 21st Annual Needham Growth Conference in New York on Wednesday, January 16, 2019 at 4:10 p.m. ET.

Webcast Information

The live audio webcast will be available at: http://wsw.com/webcast/needham89/qtrh/

Replay Information

Webcast replay will be available for 90 days at: http://wsw.com/webcast/needham89/qtrh/

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com